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                                                                   EXHIBIT 99.22

                                                                  EXECUTION COPY

                          REGISTRATION RIGHTS AGREEMENT

            THIS REGISTRATION RIGHTS AGREEMENT is made and entered into as of May 2, 2002 by and between Trizec Properties, Inc., a Delaware corporation (the "Company"), Trizec Canada Inc., a company incorporated under the Canada Business Corporations Act ("TCI"), and Emerald Blue Kft, a company existing under the laws of Hungary ("Trizec Hungary").

            Pursuant to the Arrangement Agreement (as defined herein), the Company has agreed to provide the registration rights set forth in this Agreement for the benefit of all Holders (as defined herein).

            In consideration of the foregoing, the parties hereto agree as follows:

            Section 1. Definitions.

            As used in this Agreement, the following terms shall have the following meanings:

            "Affiliate" means, with respect to any specified person, an "affiliate," as defined in Rule 144, of such person.

            "Arrangement Agreement" means the agreement entered into by and among the Company, TCI, TrizecHahn Corporation and 4007069 Canada Inc., dated as of March 8, 2002, governing the terms of a plan of arrangement involving such corporations and the shareholders of TrizecHahn Corporation.

            "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

            "Class F Conversion Event" means any circumstance or event that, pursuant to the terms of the Company's certificate of incorporation, entitles a Holder to convert one or more shares of the Company's Class F convertible preferred stock into one or more shares of Common Stock.

            "Class F Conversion Stock" means the Common Stock and any securities into or for which the Common Stock has been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event that may be disposed of by a Holder thereof in connection with a Class F Conversion Event.

            "Common Stock" means the common stock of the Company, par value $0.01 per share, held by a Holder.

            "Deferral Notice" has the meaning specified in Section 5(i) hereof.

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            "Deferral Period" has the meaning specified in Section 5(i) hereof.

            "Demand Stock" means the Common Stock and any securities into or for which the Common Stock has been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event that may be disposed of by a Holder for any reason.

            "Effectiveness Period" means (i) for the purpose of a Shelf Registration Statement filed pursuant to Section 2 hereof, the period beginning on the date that the Initial Shelf Registration Statement is declared effective and ending on the earliest of (A) the date on which TCI shareholders may no longer elect to have their TCI shares redeemed, (B) the date on which all TCI Redemption Stock has been disposed of, and (C) the date on which all Holders of TCI Redemption Stock may, pursuant to Rule 144(k) under the Securities Act, sell such stock without regard to paragraphs (c), (e), (f) and (h) of such rule; (ii) for the purpose of a Resale Registration Statement filed pursuant to Section 3 hereof, the period beginning on the date that the applicable Resale Registration Statement is declared effective and ending on the date that any sale of Registrable Securities under such Resale Registration Statement occurs; and
(iii) for the purpose of a Resale Shelf Registration Statement filed pursuant to
Section 4 hereof, the period beginning on the date that the Initial Resale Shelf Registration Statement is declared effective and ending on the later of the date that (A) the date on which no Holder owns shares of Class F convertible preferred stock that, pursuant to the terms of the Company's certificate of incorporation, may be converted into Common Stock, and (B) the date on which all Holders of Demand Stock may, pursuant to Rule 144(k) under the Securities Act, sell such stock without regard to paragraphs (c), (e), (f) and (h) of such rule.

            "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

            "Form S-3" means Form S-3 under the Securities Act.

            "Form S-11" means Form S-11 under the Securities Act.

            "Holder" means TCI, any of its direct subsidiaries or any of its indirect subsidiaries, for so long as any of the foregoing holds Registrable Securities.

            "Initial Resale Shelf Registration Statement" has the meaning specified in Section 4(a) hereof.

            "Initial Shelf Registration Statement" has the meaning specified in
Section 2(a) hereof.

            "Material Event" has the meaning specified in Section 5(i) hereof.

            "Notice Holder" means with respect to any Registration Statement on any date, any Holder that has delivered a Registration Notice relating to such Registration Statement or is otherwise included as a selling stockholder in such Registration Statement.

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            "person" shall mean a corporation, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency.

            "Plan of Arrangement" means the plan of arrangement that is included as Appendix I to the Arrangement Agreement.

            "Pledge Registration Rights Agreement" has the meaning specified in
Section 11(a) hereof.

            "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.

            "Registrable Securities" means the TCI Redemption Stock, Class F Conversion Stock and Demand Stock.

            "Registration Expenses" has the meaning specified in Section 7 hereof.

            "Registration Notice" means with respect to a Registration Statement, a written notice delivered by a Holder to the Company that requests the Company to include such Holder as a selling stockholder in the Prospectus relating to such Registration Statement and that contains substantially the information required by Section 6(b) hereof.

            "Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus contained therein, any amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.

            "Resale Registration Statement" has the meaning specified in Section 3(a) hereof.

            "Resale Shelf Registration Statement" has the meaning specified in
Section 4(a) hereof.

            "Restricted Securities" has the meaning assigned to that term in Rule 144.

            "Rule 144" means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

            "Rule 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

            "SEC" means the U.S. Securities and Exchange Commission and any successor agency.

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            "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

            "Shelf Registration Statement" has the meaning specified in Section 2(a) hereof.

            "Subsequent Shelf Registration Statement" has the meaning specified in Section 2(b) hereof.

            "Subsequent Resale Registration Statement" has the meaning specified in Section 3(b) hereof.

            "Subsequent Resale Shelf Registration Statement" has the meaning specified in Section 4(b) hereof.

            "TCI Redemption" means a redemption of any of the subordinate voting shares or multiple voting shares of TCI made at the option of the holder of such shares.

            "TCI Redemption Stock" means the Common Stock and any securities into or for which the Common Stock has been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event that may be disposed of by a Holder thereof in connection with a TCI Redemption.

            Section 2. Shelf Registration Rights for TCI Redemption Stock.

            (a) The Company shall prepare and file or cause to be prepared and filed with the SEC a Registration Statement for an offering to be made from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement") by the Holders of all TCI Redemption Stock (the "Initial Shelf Registration Statement"). The Initial Shelf Registration Statement shall be on Form S-11 or another appropriate form permitting registration pursuant to the Securities Act of such TCI Redemption Stock for resale by the Holders thereof in accordance with the methods of distribution elected by such Holders and set forth in the Initial Shelf Registration Statement. The Company shall use reasonable efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable, but in any event prior to the effective date of the Plan of Arrangement, and to keep the Initial Shelf Registration Statement (or any Subsequent Shelf Registration Statement) continuously effective under the Securities Act until the expiration of the Effectiveness Period; provided, however, that no Holder shall be entitled to have the TCI Redemption Stock held by it covered by a Shelf Registration Statement unless such Holder shall have provided a Registration Notice in accordance with Section 2(d) hereof and is in compliance with Section 5 hereof. None of the Company's security holders (other than Holders of TCI Redemption Stock) shall have the right to include any of the Company's securities in a Shelf Registration Statement.

            (b) If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period (other than because all securities registered thereunder shall have been resold pursuant thereto or shall have otherwise ceased to be TCI Redemption Stock), the Company shall use reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness

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thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement covering all of the securities that as of the date of such filing constitute TCI Redemption Stock (a "Subsequent Shelf Registration Statement"). If a Subsequent Shelf Registration Statement is filed, the Company shall use reasonable efforts to cause the Subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing (or, if filed during a Deferral Period, after the expiration of such Deferral Period) and to keep such Subsequent Shelf Registration Statement continuously effective until the end of the applicable Effectiveness Period.

            (c) The Company shall supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement, if required by the Securities Act or, to the extent to which the Company does not reasonably object, as reasonably requested by the Holders of TCI Redemption Stock covered by such Shelf Registration Statement.

            (d) If any Holder wishes to sell TCI Redemption Stock pursuant to a Shelf Registration Statement and related Prospectus under this Section 2, it shall (x) deliver a Registration Notice to the Company at least one (1) Business Day prior to any intended distribution of TCI Redemption Stock under such Shelf Registration Statement, and (y) sell any such TCI Redemption Stock only in accordance with this Section 2(d) and Section 5(i) hereof. From and after the date the Initial Shelf Registration Statement is declared effective, the Company shall, (i)(A) as promptly as is practicable after the date a Registration Notice is delivered, but in any event within one (1) Business Day after such date, prepare and, if required by applicable federal securities law, file with the SEC a supplement to the related Prospectus or, if required by applicable federal securities law, file a post-effective amendment to the Shelf Registration Statement or an amendment to any document incorporated therein by reference or file any other document required by the SEC so that the Holder delivering such Registration Notice is named as a selling security holder in the Shelf Registration Statement or the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of TCI Redemption Stock in accordance with applicable law (other than laws not generally applicable to all Holders wishing to sell TCI Redemption Stock pursuant to the Shelf Registration Statement and related Prospectus), and (B) if the Company shall file a post-effective amendment to the Shelf Registration Statement, use reasonable efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable; (ii) provide such Holder copies of any documents filed pursuant to Section 2(d)(i) hereof; and (iii) notify such Holder as promptly as is reasonably practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 2(d)(i) hereof; provided that if such Registration Notice is delivered during a Deferral Period, the Company shall so inform the Holder delivering such Registration Notice and shall take the actions set forth in clauses (i), (ii) and (iii) above upon expiration of the Deferral Period in accordance with Section 5(i), provided further that if under applicable law the Company has more than one option as to the type or manner of making any such filing, as set forth in an opinion of a nationally recognized counsel experienced in such matters delivered by the Holder to the Company, it will make the required filing or filings in the manner or of a type that is reasonably expected to result in the earliest availability of the Prospectus for effecting resales of

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TCI Redemption Stock. Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any Holder of TCI Redemption Stock that is not a Notice Holder as a selling security holder in any Registration Statement or related Prospectus; provided, however, that any Holder of TCI Redemption Stock that becomes a Notice Holder pursuant to the provisions of this Section 2(d) (whether or not such Holder was a Notice Holder at the time the Registration Statement was initially declared effective) shall be named as a selling security holder in the Registration Statement or related Prospectus subject to and in accordance with the requirements of this Section 2(d).

            Section 3. Non-Shelf Registration Rights for Class F Conversion Stock and Demand Stock.

            (a) Until such time as an Initial Resale Shelf Registration Statement has been filed with and declared effective by the SEC in accordance with Section 4 hereof, the Company shall prepare and file or cause to be prepared and filed with the SEC one or more Registration Statements registering the resale by Holders thereof of all Class F Conversion Stock or Demand Stock (each a "Resale Registration Statement") promptly upon, and in any event no later than ten (10) days after, receipt by the Company of a Registration Notice delivered by a Holder of Class F Conversion Stock or Demand Stock in accordance with Section 3(d) hereof; provided that, if upon the Company's receipt of any such Registration Notice from any such Holder of Class F Conversion Stock or Demand Stock, the Company has previously filed or caused to be filed with the SEC a Resale Registration Statement pursuant to the prior receipt of one or more Registration Notices, and at such time (i) such Resale Registration Statement has not yet been declared effective by the SEC, then the Company shall file a pre-effective amendment to such Resale Registration Statement in order to name such Holder as a selling security holder therein, or (ii) such Resale Registration Statement has been declared effective by the SEC but no Registrable Securities registered thereunder have been sold pursuant thereto, then the Company shall file a post-effective amendment to such Resale Registration Statement in order to name such Holder as a selling security holder therein, but only upon the prior written consent of TCI, which will not be unreasonably withheld. A Resale Registration Statement shall be on Form S-11 or another appropriate form permitting registration pursuant to the Securities Act of such Class F Conversion Stock or Demand Stock for resale by the Holders thereof in accordance with the methods of distribution elected by such Holders and set forth in the Resale Registration Statement. The Company shall use reasonable efforts to cause each Resale Registration Statement to be declared effective under the Securities Act as promptly as is practicable but in any event by the date that is sixty (60) days following the initial filing of such Resale Registration Statement, and to keep the Resale Registration Statement continuously effective under the Securities Act until the expiration of the Effectiveness Period; provided, however, that no Holder shall be entitled to have the Class F Conversion Stock or Demand Stock held by it covered by a Resale Registration Statement unless such Holder shall have provided a Registration Notice in accordance with Section 3(d) hereof and is in compliance with Section 5 hereof. None of the Company's security holders (other than Holders of Class F Conversion Stock or Demand Stock) shall have the right to include any of the Company's securities in a Resale Registration Statement.

            (b) If a Resale Registration Statement or any Subsequent Resale Registration Statement ceases to be effective for any reason at any time during the applicable Effectiveness

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Period (other than because all securities registered thereunder shall have been resold pursuant thereto or shall have otherwise ceased to be Class F Conversion Stock or Demand Stock), the Company shall use reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend such Resale Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Resale Registration Statement covering all of the securities that as of the date of such filing constitute Class F Conversion Stock or Demand Stock (a "Subsequent Resale Registration Statement"). If a Subsequent Resale Registration Statement is filed, the Company shall use reasonable efforts to cause the Subsequent Resale Registration Statement to become effective as promptly as is practicable after such filing (or, if filed during a Deferral Period, after the expiration of such Deferral Period) and to keep such Subsequent Resale Registration Statement effective until the end of the applicable Effectiveness Period.

            (c) The Company shall supplement and amend a Resale Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Resale Registration Statement, if required by the Securities Act or, to the extent to which the Company does not reasonably object, as reasonably requested by the Holders of Class F Conversion Stock or Demand Stock covered by such Resale Registration Statement.

            (d) If any Holder wishes to sell Class F Conversion Stock or Demand Stock pursuant to a Resale Registration Statement and related Prospectus under this Section 3, it shall (x) deliver to the Company a Registration Notice, and
(y) sell any such Class F Conversion Stock or Demand Stock only in accordance with this Section 3(d) and Section 5(i) hereof. Upon receipt of a Registration Notice from a Holder in accordance with the foregoing sentence, the Company shall (i) name such Holder as a selling security holder in a Resale Registration Statement filed with the SEC in accordance with Section 3(a) hereof; (ii) provide such Holder copies of such Resale Registration Statement (and any amendments thereto) promptly after filing thereof; and (iii) notify such Holder as promptly as is reasonably practicable after the effectiveness under the Securities Act of such Resale Registration Statement. Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any Holder of Class F Conversion Stock or Demand Stock that is not a Notice Holder as a selling security holder in any Registration Statement or related Prospectus; provided, however, that any Holder of Class F Conversion Stock or Demand Stock that becomes a Notice Holder pursuant to the provisions of this
Section 3(d) (whether or not such Holder was a Notice Holder at the time the Registration Statement was initially declared effective) shall be named as a selling security holder in the Registration Statement or related Prospectus subject to and in accordance with the requirements of this Section 3(d).

            Section 4. Shelf Registration Rights for Class F Conversion Stock and Demand Stock.

            (a) Promptly after, and in any event no later than thirty (30) days after, (x) the Company meets the "Registrant Requirement" of Form S-3 and (y) a proposed resale of Class F Conversion Stock or Demand Stock by the Holders thereof would meet the "Transaction Requirement" of Form S-3, the Company shall prepare and file or cause to be prepared and filed

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with the SEC a Registration Statement on Form S-3 registering the resale, from time to time on a delayed basis pursuant to Rule 415 under the Securities Act (a "Resale Shelf Registration Statement"), of Class F Conversion Stock and Demand Stock by the Holders thereof (the "Initial Resale Shelf Registration Statement"). The Company shall use reasonable efforts to cause the Initial Resale Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable but in any event by the date that is sixty (60) days following the initial filing thereof with the SEC, and to keep the Initial Resale Shelf Registration Statement (or any Subsequent Resale Shelf Registration Statement) continuously effective under the Securities Act until the expiration of the Effectiveness Period; provided, however, that no Holder shall be entitled to have the Class F Conversion Stock or Demand Stock held by it covered by such Resale Shelf Registration Statement unless such Holder shall have provided a Registration Notice in accordance with Section 4(d) hereof and is in compliance with Section 5 hereof. None of the Company's security holders (other than Holders of Class F Conversion Stock or Demand Stock) shall have the right to include any of the Company's securities in the Resale Shelf Registration Statement.

            (b) If the Initial Resale Shelf Registration Statement or any Subsequent Resale Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period (other than because all securities registered thereunder shall have been resold pursuant thereto or shall have otherwise ceased to be Class F Conversion Stock or Demand Stock), the Company shall use reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty
(30) days of such cessation of effectiveness amend the Resale Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Resale Shelf Registration Statement covering Class F Conversion Stock or Demand Stock (a "Subsequent Resale Shelf Registration Statement"). If a Subsequent Resale Shelf Registration Statement is filed, the Company shall use reasonable efforts to cause the Subsequent Resale Shelf Registration Statement to become effective as promptly as is practicable after such filing (or, if filed during a Deferral Period, after the expiration of such Deferral Period) and to keep such Subsequent Resale Shelf Registration Statement continuously effective until the end of the applicable Effectiveness Period.

            (c) The Company shall supplement and amend the Resale Shelf Registration Statement if required by the rules, regulations or instructions applicable to Form S-3, if required by the Securities Act or, to the extent to which the Company does not reasonably object, as reasonably requested by the Holders of Class F Conversion Stock or Demand Stock covered by such Resale Shelf Registration Statement.

            (d) If any Holder wishes to sell Class F Conversion Stock or Demand Stock pursuant to a Resale Shelf Registration Statement and related Prospectus under this Section 4, it shall (x) deliver a Registration Notice to the Company at least two (2) Business Days prior to any intended distribution of Class F Conversion Stock or Demand Stock under such Resale Shelf Registration Statement, and (y) sell any such Class F Conversion Stock or Demand Stock only in accordance with this Section 4(d) and Section 5(i) hereof. From and after the date the Initial Resale Shelf Registration Statement is declared effective, the Company shall, (i)(A) as promptly as is practicable after the date a Registration Notice is delivered, but in any event within two (2) Business Days after such date, prepare and, if required by applicable federal securities law, file

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with the SEC a supplement to the related Prospectus or, if required by applicable federal securities law, file a post-effective amendment to the Resale Shelf Registration Statement or an amendment to any document incorporated therein by reference or file any other document required by the SEC so that the Holder delivering such Registration Notice is named as a selling security holder in the Resale Shelf Registration Statement or the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Class F Conversion Stock or Demand Stock in accordance with applicable law (other than laws not generally applicable to all Holders wishing to sell Class F Conversion Stock or Demand Stock pursuant to the Resale Shelf Registration Statement and related Prospectus), and (B) if the Company shall file a post-effective amendment to the Resale Shelf Registration Statement, use reasonable efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable; (ii) provide such Holder copies of any documents filed pursuant to Section 4(d)(i) hereof; and (iii) notify such Holder as promptly as is reasonably practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 4(d)(i) hereof; provided that if such Resale Registration Notice is delivered during a Deferral Period, the Company shall so inform the Holder delivering such Registration Notice and shall take the actions set forth in clauses (i), (ii) and (iii) above upon expiration of the Deferral Period in accordance with Section 5(i) hereof; provided further that if under applicable law the Company has more than one option as to the type or manner of making any such filing, as set forth in an opinion of a nationally recognized counsel experienced in such matters delivered by the Holder to the Company, it will make the required filing or filings in the manner or of a type that is reasonably expected to result in the earliest availability of the Prospectus for effecting resales of Class F Conversion Stock or Demand Stock. Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any Holder of Class F Conversion Stock or Demand Stock that is not a Notice Holder as a selling security holder in any Registration Statement or related Prospectus; provided, however, that any Holder of Conversion Stock or Demand Stock that becomes a Notice Holder pursuant to the provisions of this Section 4(d) (whether or not such Holder was a Notice Holder at the time the Registration Statement was initially declared effective) shall be named as a selling security holder in the Registration Statement or related Prospectus subject to and in accordance with the requirements of this Section 4(d).

            Section 5. Registration Procedures.

            In connection with the registration obligations of the Company under Sections 2, 3 and 4 hereof, the Company shall:

            (a) Before filing any Registration Statement or Prospectus or any amendments or supplements (other than supplements solely for the purpose of naming one or more Notice Holders as selling stockholders) thereto with the SEC, furnish to TCI copies of all such documents proposed to be filed and use reasonable efforts to reflect in each such document when so filed with the SEC such comments as TCI reasonably shall propose within three (3) Business Days of the delivery of such copies to TCI.

            (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable Effectiveness Period; cause the related

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Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and use reasonable efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or such Prospectus as so supplemented.

            (c) As promptly as practicable, give notice to TCI and the Notice Holders (i) when any Prospectus, Prospectus supplement, Registration Statement or post-effective amendment to a Registration Statement has been filed with the SEC and, with respect to a Registration Statement or any post-effective amendment, when the same has been declared effective (provided, however, that the Company shall not be required by this clause (i) to notify TCI or any Notice Holder of the filing of a Prospectus supplement solely for the purpose of naming one or more Notice Holders as selling stockholders), (ii) of any request, following the effectiveness of the Resale Registration Statement under the Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the occurrence of (but not the nature of or details concerning) a Material Event (provided, however, that no notice by the Company shall be required pursuant to this clause (v) in the event that the Company either promptly files a Prospectus supplement to update the Prospectus or a Form 8-K or other appropriate Exchange Act report that is incorporated by reference into the Registration Statement, which, in either case, contains the requisite information with respect to such Material Event that results in such Registration Statement no longer containing any untrue statement of material fact or omitting to state a material fact necessary to make the statements contained therein not misleading) and (vi) of the determination by the Company that a post-effective amendment to a Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 5(i)), state that it constitutes a Deferral Notice, in which event the provisions of Section 5(i) shall apply.

            (d) Use reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment or, if any such order or suspension is made effective during any Deferral Period, at the earliest possible moment after the expiration of such Deferral Period.

            (e) If reasonably requested by TCI or any Notice Holder, promptly as reasonably practicable incorporate in a Prospectus supplement or post-effective amendment to a Registration Statement such information as TCI or such Notice Holder shall, on the basis of a written opinion of nationally recognized counsel experienced in such matters, determine to be required to be included therein by applicable federal securities law and make any required filings

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of such Prospectus supplement or such post-effective amendment; provided, that the Company shall not be required to take any actions under this Section 5(e) that are not, in the reasonable opinion of counsel for the Company, in compliance with applicable law.

            (f) As promptly as reasonably practicable furnish to TCI and each Notice Holder, upon their request and without charge, at least one (1) conformed copy of the Registration Statement and any amendment thereto, including financial statements but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits (unless requested in writing to the Company by TCI or such Notice Holder, as the case may be).

            (g) During the Effectiveness Period, deliver to each Notice Holder and to each underwriter of an underwritten offering of the Registrable Securities, if applicable, in connection with any sale of Registrable Securities pursuant to a Registration Statement, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Notice Holder or such underwriter may reasonably request; and the Company hereby consents (except during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Notice Holder and by each underwriter of an underwritten offering of the Registrable Securities, if applicable, in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.

            (h) Prior to any public offering of the Registrable Securities pursuant to a Registration Statement, use reasonable efforts to register or qualify or cooperate with the Notice Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Notice Holder reasonably requests in writing (which request may be included in the Registration Notice), it being agreed that no such registration or qualification will be made unless so requested; prior to any public offering of the Registrable Securities pursuant to the Registration Statement, use reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Notice Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things necessary to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Registration Statement and the related Prospectus; provided that the Company will not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Agreement or (ii) take any action that would subject it to general service of process in suits or to taxation in any such jurisdiction where it is not then so subject.

            (i) Upon (A) the issuance by the SEC of a stop order suspending the effectiveness of a Registration Statement or the initiation of proceedings with respect to a Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact (a "Material Event") as a result of which any Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any

Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (including, in any such case, as a result of the non-availability of financial statements), or (C) the occurrence or existence of any pending corporate development that, in the discretion of the Company acting reasonably, makes it necessary to suspend the availability of a Registration Statement and the related Prospectus, including, in the case of a proposed disposition of Demand Stock by a Holder, the Company's preparation to make, or the Company's making of, an underwritten offering of any of the Company's securities if the lead managing underwriter in such offering has informed the Company in writing that in such underwriter's view the disposition of such Demand Stock would adversely affect the success of such offering by the Company, including the price at which such securities offered by the Company can be sold,
(i) in the case of clause (B) above, subject to the next sentence, as promptly as practicable prepare and file a post-effective amendment to such Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Registration Statement and Prospectus so that such Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Registration Statement, subject to the next sentence, use all reasonable efforts to cause it to be declared effective as promptly as is reasonably practicable, and (ii) give notice to the Notice Holders that the availability of a Registration Statement is suspended (a "Deferral Notice") and, upon receipt of any Deferral Notice, each Notice Holder agrees not to sell any Registrable Securities pursuant to the Registration Statement until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. The Company will use reasonable efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the reasonable judgment of the Company, public disclosure of such Material Event would not be prejudicial to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as reasonably practicable thereafter and (z) in the case of clause (C) above, as soon as, in the discretion of the Company acting reasonably, such suspension is no longer necessary. The period during which the availability of any Registration Statement and any Prospectus is suspended (the "Deferral Period") shall not exceed forty-five (45) days in any three (3) month period and ninety (90) days in any twelve (12) month period.

            (j) If reasonably requested in writing in connection with a disposition of Registrable Securities pursuant to a Registration Statement, (i) make reasonably available for inspection during normal business hours by any representative for the Notice Holders of such Registrable Securities and any broker-dealers, attorneys and accountants retained by such Notice Holders, and any representatives of underwriters participating in an underwritten offering of any Registrable Securities, if applicable, all relevant financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, (ii) cause the appropriate executive officers, directors and designated employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours all relevant information reasonably requested by such representative for the Notice Holders or any such broker-dealers, attorneys or accountants, or any such representatives of underwriters, if applicable, in connection with such disposition and (iii) provide such representative for the Notice Holders or any such broker-dealers, attorneys or accountants, or any such representatives of underwriters, if applicable, with reasonable opportunities to discuss the business of the Company and its Affiliates with the Company's officers and with the independent certified public accountants who have audited the Company's most recent annual financial statements, in each case as is customary for similar "due diligence" examinations; provided, however, that such persons shall first agree in writing with the Company that any information that is reasonably and in good faith designated by the Company in writing as confidential at the time of delivery of such information shall be kept confidential by such persons and shall be used solely for the purposes of exercising rights under this Agreement, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, (ii) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities laws in connection with the filing of any Registration Statement or the use of any Prospectus referred to in this Agreement), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (iv) such information becomes available to any such person from a source other than the Company and such source is not (to the knowledge of such person) bound by a confidentiality agreement; and provided further that the foregoing inspection and information gathering shall, to the greatest extent reasonably possible, be coordinated on behalf of all the Notice Holders, underwriters, if any, and the other parties entitled thereto by the underwriters' counsel, in the case of an underwritten offering of Registrable Securities, or by the counsel for the Notice Holders referred to in Section 7 hereof, including the designation of a common broker-dealer, attorney and accountant acceptable to all such Notice Holders to act as their representative.

            (k) Comply with all applicable rules and regulations of the SEC and make generally available to its stockholders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 days after the end of any twelve-month period (or 90 days after the end of any twelve-month period if such period is a fiscal year) commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Registration Statement, which statements shall cover said twelve-month periods.

            (l) Cooperate with each Notice Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold pursuant to a Registration Statement, and cause such Registrable Securities to be in such denominations and registered in such names as such Notice Holder may request in writing at least two Business Days prior to any sale of such Registrable Securities.

            (m) Provide a CUSIP number for all Registrable Securities covered by each Registration Statement not later than the effective date of such Registration Statement and provide the transfer agent for the Securities with printed certificates for the Registrable Securities.

            (n) Make a reasonable effort to provide such information as is required for any filings required to be made with the National Association of Securities Dealers, Inc.

            (o) Enter into such customary agreements (including underwriting agreements) and take all other customary and appropriate actions (including those reasonably requested by Holders of the Registrable Securities being sold) in order to expedite or facilitate disposition of such Registrable Securities and in such connection:

            (i) make such representations and warranties to the underwriters in an underwritten offering of any Registrable Securities, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings as may be reasonably requested by the managing underwriter, if any;

            (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any) addressed to the underwriters, if any, covering the matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by the managing underwriter, if any;

            (iii) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with similar underwritten offerings;

            (iv) if an underwriting agreement is entered into in the case of an underwritten offering, cause the same to set forth indemnification provisions and procedures with respect to the underwriters and all other parties to be indemnified pursuant to Section 9 hereof substantially equivalent to the indemnification provisions and procedures set forth in
      Section 9 hereof; and

            (v) deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings.

The above customary and appropriate actions set forth in this clause (o) shall be taken at each closing under any underwriting or similar agreement as and to the extent reasonably required thereunder.

            Section 6. Holder's Obligations.

            Each Holder agrees that:

            (a) upon providing a Registration Notice that contains substantially the information required by clause (b) of this Section 6, such Holder shall become a Notice Holder within the meaning of this Agreement and shall have the rights and obligations applicable to Holders and/or Notice Holders under this Agreement;

            (b) it shall be not be entitled to sell any Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto unless such Holder has furnished the Company with a Registration Notice, within the time prescribed by this Agreement, relating to such Registration Statement and containing (i)(A) if such Holder is not included as a selling stockholder in the Prospectus relating to such Registration Statement, all information regarding such Holder and the distribution of such Registrable Securities that is required to be disclosed in such Prospectus, or (B) if such Holder is included as a selling stockholder in the Prospectus relating to such Registration Statement, (x) any information regarding such Holder and the distribution of such Registrable Securities that is required to be disclosed in such Prospectus in order to make the information previously furnished to the Company regarding such Holder and the distribution of such Registrable Securities contained in such Prospectus not misleading, or (y) a certification from such Holder that no such information is required to be disclosed, (ii) in the case of a Registration Notice relating to the registration of Class F Conversion Stock, certification of the occurrence of a Class F Conversion Event,
(iii) any other information regarding such Holder and the distribution of such Registrable Securities as may be required to be disclosed in such Registration Statement or the related Prospectus under applicable law or pursuant to SEC comments or requests, and (iv) any information reasonably required by the Company to comply with applicable law or regulation, based on the advice of counsel;

            (c) following the termination of the applicable Effectiveness Period, it will notify the Company within ten (10) Business Days of request of the amount of Registrable Securities sold pursuant to the Registration Statement;

            (d) if any of the Registrable Securities are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by TCI and shall be reasonably acceptable to the Company; and

            (e) no Holder may participate in any underwritten offering hereunder unless such Holder (i) agrees to sell such Holder's Registrable Securities on the basis provided in any applicable underwriting agreement and (ii) completes and executes all questionnaires, powers of attorney, indemnities, agreements and other documents required under the terms of such underwriting agreement.

            Section 7. Registration Expenses.

            The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 through 5 hereof whether or not any of the Registration Statements are declared effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses
(x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and the New York Stock Exchange and (y) of compliance with federal and state securities or Blue Sky laws to the extent such filings or compliance are required pursuant to this Agreement (including, without limitation, reasonable fees and disbursements of the counsel specified in the next sentence in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as the Holders of a majority of the Registrable Securities being sold pursuant to a Registration Statement may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (iii) all expenses (including, without limitation, reasonable fees and disbursements of counsel specified in the next sentence) relating to the preparation, duplication, printing and distribution of any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreement and other documents relating to the performance of and compliance with this Agreement, (iv) fees and disbursements of counsel for the Company in connection with a Registration Statement, and (v) reasonable fees and disbursements of the registrar and transfer agent for the Common Stock. In addition, the Company shall bear or reimburse the Notice Holders and underwriters, if any, for the reasonable fees and disbursements of one firm of legal counsel for the Holders and such underwriters, which shall be a nationally recognized law firm experienced in securities law matters designated by the Company. In addition, the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company.

            Section 8. Representations and Warranties.

            The Company represents and warrants to, and agrees with, the Holders from time to time of Registrable Securities that:

            (a) Each Registration Statement covering Registrable Securities and each Prospectus contained therein or furnished pursuant to Section 5(f) and (g) hereof and any further amendments or supplements to any such Registration Statement or Prospectus, when it becomes effective with the SEC, as the case may be, and, in the case of an underwritten offering of Registrable Securities, at the time of the closing under the underwriting agreement relating thereto, will conform in all material respects to the applicable requirements of the Securities Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at all times subsequent to the time and date a Registration is declared effective when a Prospectus would be required to be delivered under the Securities Act, other than during a Deferral Period in accordance with Section 5(i) hereof or from (i) such time as a notice has been given to the Holders pursuant to Section 5(c)(v) hereof until (ii) such time as the Company furnishes an amended or supplemented Prospectus pursuant to
Section 5(g) hereof or such time as the Company provides notice that offers and sales pursuant to a Registration Statement may continue, each such registration statement, and each Prospectus (including any summary Prospectus) contained therein or furnished pursuant to Section 5 hereof, as then amended or supplemented, will conform in all material respects to the applicable requirements of the Securities Act; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company (including a Registration Notice) by or on behalf of a Holder expressly for use therein.

            (b) Any documents incorporated by reference in any Prospectus referred to in Section 8(a) hereof, when they become or became effective or are or were filed with the SEC, as the case may be, will conform or conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and none of such documents will contain or contained an untrue statement of a material fact or will omit or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company (including a Registration Notice) by a Holder expressly for use therein.

            (c) The execution, delivery and performance by the Company of this Agreement, and compliance by the Company with the terms hereof and the consummation of the transactions contemplated hereby, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance which is material to the Company and its Subsidiaries, taken as a whole, upon any property or assets of the Company or any of its Subsidiaries pursuant to, any agreement or instrument which is material to the Company and its Subsidiaries, taken as a whole, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, nor will such actions result in any violation of the provisions of the charter or by-laws of the Company or any of its Subsidiaries or any statute or any judgment, order, decree, rule or regulation which is material to the Company and its Subsidiaries, taken as a whole, of any court or arbitrator or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties or assets; and no consent, approval, authorization or order of, or filing or registration with, any such court or arbitrator or governmental agency or body under any such statute, judgment, order, decree, rule or regulation is required for the execution, delivery and performance by the Company of this Agreement and compliance by the Company with the terms hereof and the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations, filings, registrations or qualifications (i) which shall have been obtained or made prior to the Issue Date and (ii) as may be required to be obtained or made under the Securities Act and applicable state securities laws.

            (d) This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or other similar laws relating to or affecting enforcement of creditor's rights generally, or by general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing) regardless of whether enforcement is considered in a proceeding in equity or at law.

            Section 9. Indemnification; Contribution.

            (a) The Company agrees to indemnify and hold harmless TCI, any other Holder and each person, if any, who controls TCI or any other Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

            (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or any Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

            (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, provided that any such settlement is effected with the prior written consent of the Company; and

            (iii) subject to Section 9(c) below, against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or
      (ii) above;

provided, however, that this indemnity shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of TCI or such other Holder expressly for use in the Registration Statement (or any amendment thereto), or any preliminary prospectus or any Prospectus (or any amendment or supplement thereto); provided further that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense (1) arising from an offer or sale of Registrable Securities occurring during a Deferral Period, if the indemnified party is a Notice Holder that received a Deferral Notice, or (2) if the Holder fails to deliver at or prior to written confirmation of sale, the most recent Prospectus, as amended or supplemented, and such Prospectus, as amended or supplemented, would have corrected such untrue statement or omission or alleged untrue statement or omission of a material fact.

            This indemnity agreement will be in addition to any liability that the Company may otherwise have.

            (b) In connection with any Registration Statement in which a Holder is participating in furnishing information relating to such Holder to the Company in writing expressly for use in such Registration Statement, any preliminary prospectus, the Prospectus or any amendments or supplements thereto, TCI agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Holder expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

            (c) Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 9 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

            (d) If the indemnification provided for in this Section 9 is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

            The relative fault of the Company on the one hand and TCI on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by or on behalf of the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

            The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 9(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9(d). The aggregate amount of losses, liabilities, claims, damages, and expenses incurred by an indemnified party and referred to above in this Section 9(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

            Notwithstanding the provisions of this Section 9, TCI shall not be required to indemnify or contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by any Holders and distributed to the public were offered to the public exceeds the amount of any damages that TCI has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

            No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

            For purposes of this Section 9(d), each person, if any, who controls any Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Holder, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of Exchange Act shall have the same rights to contribution as the Company.

            Section 10. Information Requirements.

            The Company covenants that, if at any time before the end of the Effectiveness Period the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder and take such further reasonable action as any Holder may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A under the Securities Act and customarily taken in connection with sales pursuant to such exemptions. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such filing requirements, unless such a statement has been included in the Company's most recent report required to be filed and filed pursuant to Section 13 or

Section 15(d) of Exchange Act. Notwithstanding the foregoing, nothing in this
Section 10 shall be deemed to require the Company to register any of its securities (other than the Common Stock) under any section of the Exchange Act.

            Section 11. Miscellaneous.

            (a) No Conflicting Agreements. The Company is not, as of the date hereof, a party to, nor shall it, on or after the date of this Agreement, enter into, any agreement with respect to its securities that conflicts with the rights granted to the Holders in this Agreement. The Company represents and warrants that the rights granted to the Holders hereunder do not in any way conflict with the rights granted to the holders of the Company's securities under any other agreements. The parties hereto agree that a Registration Rights Agreement to be entered into by the Company, Trizec Hungary and the Royal Bank of Canada in connection with a pledge of the Company's common stock by Trizec Hungary to secure a credit facility (the "Pledge Registration Rights Agreement") shall not conflict with this Agreement for the purposes of this Section 11(a). For greater certainty and without limiting the foregoing, this Agreement shall be interpreted to allow the Company to fulfill all of its obligations under the Pledge Registration Rights Agreement. The Company agrees to cooperate with TCI to fully satisfy the obligations imposed by the Pledge Registration Rights Agreement.

            (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of the then outstanding Common Stock constituting Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of the Holders whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement; provided, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence. Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 11(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.

            (c) Notices. Any and all notices to be given to the Company shall be made in writing by hand-delivery, first-class mail, any courier guaranteeing overnight delivery, or facsimile transmission, addressed to Trizec Properties, Inc., 1114 Avenue of the Americas, 31st Floor, New York, NY 10036, Attn: General Counsel, Facsimile No.: (212) 382-9359, or such other address of which the Company notifies TCI.

            Any and all notices to be given to TCI shall be made in writing by hand-delivery, first-class mail, any courier guaranteeing overnight delivery, or facsimile transmission, addressed to Trizec Canada Inc., BCE Place, Wellington Tower, Suite 3900, 181 Bay Street, Toronto, ON

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

M5J 2T3, Canada, Attn: Chief Financial Officer, Facsimile No.: (416) 364-5491, or such other address of which TCI notifies the Company.

            All such notices shall be deemed to have been duly given: at the time of delivery, if delivered by hand; five Business Days after being deposited in the mail, postage prepaid, if delivered by first-class mail; on the next Business Day if timely delivered to a courier guaranteeing overnight delivery; and if by facsimile transmission, at the time such facsimile transmission is sent, provided that if the facsimile transmission is sent after the close of a Business Day or on a day that is not a Business Day, the notice shall be deemed to have been duly given on the next Business Day.

            (d) Third-Party Beneficiaries. All Notice Holders from time to time are intended third-party beneficiaries of this Agreement and this Agreement may be enforced by such persons.

            (e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties and shall inure to the benefit of and be binding upon each Holder of any Registrable Securities.

            (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

            (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            (h) Governing Law. This agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to conflicts of laws principles thereof.

            (i) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

            (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the subject matter hereof. This Agreement supersedes all prior agreements and undertakings among the parties with respect to the subject matter hereof.

            (k) Termination. This Agreement and the rights and obligations of the parties hereunder shall continue to be effective: (i) with respect to Holders of Class F Conversion Stock, for so long as any Holder owns shares of Class F convertible preferred stock that, pursuant to the terms of the Company's certificate of incorporation, may be converted into Common Stock; (ii) with respect to Holders of Demand Stock, until all Holders of such stock may, pursuant to Rule 144(k) under the Securities Act, sell such stock without regard to paragraphs (c), (e), (f) and (h) of such rule; and (iii) with respect to Holders of TCI Redemption Stock, until the earliest of (A) the date on which TCI shareholders may no longer elect to have their TCI shares redeemed, (B) the date on which all TCI Redemption Stock has been disposed of, and (C) the date on which all Holders of TCI Redemption Stock may, pursuant to Rule 144(k) under the Securities Act, sell such stock without regard to paragraphs (c), (e), (f) and
(h) of such rule. In the event that no Holders have any rights under Sections 2, 3 or 4 hereof by operation of clauses (i) through (iii) of this Subsection 11(j), this Agreement shall terminate except for any liabilities or obligations under Sections 5, 6 or 8 hereof, each of which shall remain in effect in accordance with its terms.

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                                       23

            IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

                                           TRIZEC PROPERTIES, INC.

                                           By:  /s/ R.A. Campbell
                                               --------------------------------
                                               Name:
                                               Title:

                                           TRIZEC CANADA INC.

                                           By:  /s/ B. Wickham
                                               ---------------------------------
                                               Name:
                                               Title:

                                           EMERALD BLUE KFT

                                           By:  /s/ Derek O'Reilly
                                               ---------------------------------
                                               Name: Derek O'Reilly
                                               Title: Managing Director

                                       24